

October 11, 2011

Via E-mail
Mrs. Susanna H. Bennett
Chief Financial Officer
Jazz Technologies, Inc
4321 Jamboree Road
Newport Beach, California 92660

     RE: **Jazz Technologies, Inc.**
              Form 10-K for the fiscal year ended December 31, 2010
              Filed February 22, 2011
              Form 10-Q for the period ended March 31, 2011
              Filed May 20, 2011
              File No. 001-32832

Dear Mrs. Bennett:

     We have reviewed your response letter dated September 27, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

Revenue Recognition, page 31

1. We note from your response that you had no instances where you deferred revenue for the lack of vendor-specific objective evidence of fair value (VSOE). For the periods presented in your financial statements, please tell us if you

recognized revenue from contracts with multiple elements only when you had VSOE or third-party evidence of fair value (TPE) and met all of the revenue recognition criteria as prescribed in FASB ASC 605-25 prior to it being amended by ASU 2009-13. If so, please revise your future filings to clarify this fact. If not, please quantify for us the difference between the revenue you recognized for each period presented and the amount of revenue that should be recorded when applying FASB ASC 605-25 prior to it being amended by ASU 2009-13.

Please contact Dennis Hult at (202) 551-3618 or me at (202) 551-3212 if you have questions regarding comments on the financial statements. Please contact Joe McCann at (202) 551-6262 or Geoffrey Kruczek at (202) 551-3641 if you have questions on any other comments.

Sincerely,

/s/Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief